# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Mountain Guardian IV Income Fund, L.L.C., CIK 0001976719
CUSIP: 000000000
Title of class of securities: Units of Limited Liability Company Interests
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-130057
Filed by CIK 0001539030

## Reporting persons
- Pensionskasse Suva: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 422,500; sole dispositive power 0; shared dispositive power 422,500; aggregate amount beneficially owned 422,500 (1.3% of the class)
- Suva: type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 4,972,500; sole dispositive power 0; shared dispositive power 4,972,500; aggregate amount beneficially owned 4,972,500 (14.9% of the class)

## Item 1. Issuer
Name of issuer: New Mountain Guardian IV Income Fund, L.L.C.
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing: See Item 2(c) below
Address of principal business office or, if none, residence: See Item 2(c) below
Citizenship:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(1) Pensionskasse Suva
Fluhmattstrasse 1 Postfach 4358,
6002 Luzern, Switzerland
Citizenship: Switzerland

(2) Suva
Fluhmattstrasse 1 Postfach 4358,
6002 Luzern, Switzerland
Citizenship: Switzerland

The principal business of Pensionskasse Suva is as a regulated Swiss pension plan foundation. The principal business of Suva is as a non-profit Swiss public law institution formed by the Swiss government to provide accident insurance in Switzerland as part of the social insurance system and to serve as the investment manager to Pensionskasse Suva. Suva is indirectly controlled by the Swiss Government. Pensionskasse Suva's assets are managed by Suva as the investment manager and approved by Suva investment committees which consist of three or more members. Suva has a Board of Directors consisting of 40 members.

Suva may be deemed to beneficially own the Units of Limited Liability Company Interests (the "Units") beneficially owned by Pensionskasse Suva, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Suva is the beneficial owner of the Units referred to herein (except to the extent Suva directly holds the Units) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Units. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Pensionskasse Suva directly holds 422,500 Units and Suva directly holds 4,550,000 Units. Calculations of the percentage of Units beneficially owned assumes 33,306,325 Units outstanding following the issuance of all capital drawdown notices to date, based on information provided by New Mountain Guardian IV Income Fund, L.L.C. Each of the Reporting Persons may be deemed to be the beneficial owner of the Units listed on such Reporting Person's cover page.
Percent of class: As of December 31, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of the number and percentage of Units listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pensionskasse Suva: /s/ Cornelia Wiendl, Cornelia Wiendl, Senior Legal Counsel, Suva Finance Department (01/27/2025)
- Pensionskasse Suva: /s/ Peter Pukl, Peter Pukl, Senior Portfolio Manager, Suva Finance Department (01/27/2025)
- Suva: /s/ Cornelia Wiendl, Cornelia Wiendl, Senior Legal Counsel, Suva Finance Department (01/27/2025)
- Suva: /s/ Peter Pukl, Peter Pukl, Senior Portfolio Manager, Suva Finance Department (01/27/2025)